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MovementX Investment Opportunity Recap + Reservations

Josh D'Angelo ▨▨▨▨▨▨▨▨▨▨▨▨▨▨▨▨▨

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Hi all,

Many thanks for a fun and engaging conversation during our Q/A yesterday. As a quick recap, you can now access:

- Our Company Pitch Video + Terms
- The Q/A Recording

Reservations are open on WeFunder and we will aim to keep them open for one week. To reserve your spot:

1. Simply head to our WeFunder profile
2. Click 'reserve'
3. Identify how much you'd like to reserve and hit submit!

The original emails with more resources are also included below for your reference.

Please don't hesitate to let me know if you have any questions. We are so grateful to each of you for your support and interest, and are excited to engage more of our community as investors and owners of MovementX.

Onwards and upwards,

Josh

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Hi all,

Just a reminder that our Q/A is today (Mar 14) at 5pm EST / 2pm PST. Everyone should have the calendar invite in their inbox, but in case you don't here is the Zoom Link and passcode is 763641. If you have any trouble logging on, please reply all to this email and our leadership team will help you troubleshoot.

While we did our best to recap the past 7 years and our expected trajectory ahead in the pitch video, we also want to answer any/all questions you have about MovementX as you consider investing. This Q/A is all about you and what questions you have! We are an open book, so any question is warmly welcomed.

Many thanks for all of your support on our journey- we appreciate each of you and look forward to discussing how we can continue growing together and expanding our positive impact!

All the best,
Josh

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Hi all,

Thank you for your interest in investing in MovementX! It's because of supporters like you that we are at this stage, and we are excited to explore taking our growth to the next level together.

Below is more information on our raise and next steps:

- **MX Pitch and Terms:** Here is a video walking you through...
  - 1. Our Company Pitch
  - 2. How we arrived at the decision to fundraise
  - 3. The terms we landed on (a SAFE with a 10% discount and $12M valuation cap) and the WeFunder process
- **Q/A with the Exec Team:** Next Thur, Mar 14th at 5pm EST / 2pm PST, we will have a Q/A about the investment opportunity with the MX Exec Team. The calendar invite should be in your inbox! We'd be happy to answer any questions you have by email or at that time.

Reservations are open on WeFunder if you'd like to reserve a spot, and spots are available until our maximum is reached.

As a quick Summary, if you prefer to read through everything, here's a bit more information:

Why now: This round is designed to accelerate our impact after finding a strong product-market fit and track record of growth. Over the years we have demonstrated that our growth is not only consistent, but repeatable, and with validated growth hypotheses we hope to repeat our success on a larger scale.

By the numbers, we have:

- Averaged y/y growth of 110% in the past 5 years
- Received >1,400 provider applications
- Served >11k patients
- Completed >50k physical therapy sessions
- Amassed >1k 5-star patient reviews

If you'd like to dive deeper, here are a few more resources to explore:

- Our WeFunder profile, including a 'what they're saying' section from a few of our internal community members who have invested
- Our MX Investment Opportunity FAQs and WeFunder's FAQs
- Learn more about SAFEs

If you have any questions or would find anything else particularly helpful, please let me know and I'm happy to ensure it's answered tomorrow or during our Q/A or by email. And lastly, here are the mandatory disclosures:

Testing the Waters Legal Disclosure.
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through WeFunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Many thanks for your consideration and all the support you have offered through the years. We are excited to continue expanding exponentially and delivering a positive impact to help people move and live their best.

With appreciation and gratitude for your support and consideration,

Josh, Keaton, Scott, and Fred

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Dr. Josh D'Angelo

Physical Therapist & CEO at MovementX *(he /him)*

    

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Josh D'Angelo, PT, DPT

Doctor of Physical Therapy & CEO at **MovementX** *(he/him)*



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Josh D'Angelo, PT, DPT

Doctor of Physical Therapy & CEO at **MovementX** *(he/him)*

